Under Section 12(b) or (g) of the Securities Exchange Act of 1934

FORM 10SB12G OF AMALGAMATED EXPLORATIONS, INC.

(Name of small business issuer in its charter)

Colorado                          Fed ID #86-0551529
(State or other jurisdiction        (IRS Employer )
of incorporation or organization)   Identification)


1645 Court Place, Suite 201, Denver, CO        80202
(Address of principal executive offices)    Zip Code

Issuer's telephone number: (303) 629-5115

Securities registered pursuant to Section l2(b) of the Act:   NONE

Securities registered pursuant to Section l2(g) of the Act:
Common Stock
(Title of Class)


PART I

Item l - Description of Business

General

Amalgamated Explorations, Inc. (the "Company") was incorporated in Colorado in May 1986. The Company is engaged in the oil and gas business in the continental United States. As of June 30, 1999 the Company employed 2 persons on a full-time basis and 5 persons on a part-time basis. Between the date of its incorporation and April 1989 the Company was inactive. Between April 1989 and December 1994 the Company was involved in the design, manufacture and sale of women's sportswear.

In January 1996, the Company's Board of Directors approved a ten-for-one reverse split of the Company's common stock.

In February 1996 the Company acquired all of the issued and outstanding shares of Gold Basin Exploration, Inc. ("Gold Basin") in consideration for 2,347,109 shares of the Company's common stock. (See EXHIBIT INDEX PART III)

At the time of this acquisition Gold Basin held what are now the Company's interests in the Boone Dome and Cave Gulch prospects. In connection with the acquisition of Gold Basin, Ted Murer and George Kirn, both of whom are officers and directors of the Company, were the principal shareholders of Gold Basis and received 1,332,409 and 621,600 shares, respectively, of the Company's common stock in exchange for their shares in Gold Basin.

In May 1996 the Company issued 50,000 "unregistered" and "restricted" shares of its common stock to Chris Van Duyne a consultant in return for legal services rendered.

In August 1996 the Company issued 500,000 shares of its common stock pursuant to an exemption provided by Regulation 504 of Regulation D and Regulation M-11 of the State of New York to 2 individuals in consideration of $50,000.

In June 1996 the Company issued 13,530 "unregistered" and "restricted" shares of its common stock to 10 individuals in return for services rendered.

In November 1996, the Company issued 300,000 shares of its common stock in exchange for all of the issued and outstanding shares of MSP Technologies, Inc. ("MSP"), a corporation which had developed a low frequency instrument (known as the Electrotelluric Survey") which quickly and effectively detects oil and gas deposits to depths up to 17,000 feet. This acquisition resulted in MSP becoming a wholly owned subsidiary of the Company.

In February 1997 the Company issued 402,652 "unregistered" and "restricted" shares of its common stock to 37 investors pursuant to an exemtion provided by Rule 504 of Regulation D and Section 4(2) of the Securities Act at a price of $2.50 per share for a total cash consideration to the company of $1,000,000.

In May of 1997 the Company issued 6,000 shares of "unregistered" and "restricted" shares of its common stock to three investors pursuant to an exemption provided by Regulation 504 and Section 4(2) of the Securities Act at a price of $2.50 per share for a total cash consideration of $15,000.

In December 1997 pursuant to an exemtion provided by Rule 504 of Regulation D and Section 4(2) of the Securities Act the Company issued 180,000 shares of "unregistered" and "restricted" shares of its common stock to IPO Consultants, pursuant to an option granted in connection with the Companys acquisition of Gold Basin Explorations Inc., at a price of $.10 per share for a total cash consideration of $1,800.

Oil & Gas Exploration

The Company evaluates undeveloped oil and gas prospects and participates in drilling activities on those prospects which in the opinion of management are favorable for the production of oil or gas Drilling activities may be financed through farmouts to other parties or by entering into joint ventures or other arrangements under which the Company acquires oil and gas acreage, performs basic geologic work on the prospect, and obtains the necessary equipment to complete a well if it is successful. In some cases, substantial interests (typically l/8, l/4, l/2, etc.) may be sold to industry participants on a basis which will be sufficient to cover all or a part of the drilling costs attributable to the interest retained by the Company in a prospect. Under these arrangements, the Company will normally be expected to pay its share of any well completion costs. There is no assurance that any such arrangements will result in the discovery of oil or gas or the generation of income to the Company.

The Company also acquires interests in oil and gas leases for the purposes of either selling the leases subject to an overriding royalty or other form of retained interest, or entering into farmout, joint venture, or other arrangements, primarily with industry participants, for exploration of the leases.

Cave Gulch

The Company owns varying working interests in a 640-acre lease in the Cave Gulch field in Natrona County, Wyoming. The Company has a one point sixty four percent (1.64%) working interest and a one point thirty three percent (1.33%) net revenue interest in a gas well which produced from February 1998 until August 1998. In August 1998, the gas well blew out due to excessive pressure and has been shut down since that time. The Company and the other working interest owners in the well are re-entering the well in an effort to resume production. It is expected that the re-entering process will be completed by October 1999.

The Company and the other owners of the Cave Gulch lease may drill up to three additional wells on the leased acres. Each well is expected to cost approximately $10,000,000 to drill and complete. The Company's working interests in these additional wells, should they be drilled, will vary from one point one percent (1.1%) to three point forty four (3.44%). The Company's net revenue interest in these wells, should commercial production be established, will vary from one point zero percent (1.0%) to three point two percent (3.2%).

The Company also has a zero point forty four percent (0.44%) working interest and a zero point thirty five percent (0.35%) net revenue interest in a second gas well drilled in the Cave Gulch field, which was completed in 1998. As of September 1999 this well was producing 8,000,000 cubic feet of gas per day.


Boone Dome

The Company has a thirty seven to one hundred percent (37 to 100%) working interest and thirty five to eighty seven (35 to 87%) net revenue interest in leases covering 1,984 acres in an area located approximately twelve miles southeast of the Cave Gulch field. The Company has entered into an agreement with an unrelated partnership which provides that the partnership will pay all of the costs of drilling and (if warranted) completing up to fifteen (15) wells on this prospect. If production is established in wells drilled by the partnership, the partnership will receive one hundred percent (100%) of the proceeds from the sale of oil and gas produced, less operating expenses, and the Company will receive a royalty of seven and one half percent
(7.5%) of the gross proceeds, without deduction for any operating expenses. Once the partnership has received cash distributions from the sale of oil or gas produced from the wells drilled by the partnership equal to one hundred percent (100%), the partnership will be entitled to receive seventy-five percent (75%) of the proceeds from the sale of the production, less operating expenses and the Company will convert its seven and one half percent
(7.5%) royalty interest into a twenty five percent (25%) working interest, less operating expenses.

The following sets forth information with respect to the Company's oil and gas interests. The information is as of April 30, 1999, unless otherwise indicated.

                                  Gross              Net
                                 ------            ------
Leasehold acreage                53,700 acres      37,590 acres
Developed leasehold acreage       3,224 acres         322 acres
Undeveloped leasehold acreage    50,476 acres      37,682 acres

                                  Total        Oil       Gas
                                  -----        ---       ---
Gross productive wells              3           1         2
Net productive wells                0.004       0         0.004

                                  Gross             Net
                                  -----             ---
Gas wells shut-in and/or           2                0.20
waiting on completion

                                     September 30, 1998

                                     Oil            Gas

                                    -----          -----

Proved reserves                      --            _____ Mcf
Estimated future net revenues
from oil and gas reserves            --            Engineering Study
Incomplete

Present value of estimated
future net revenues                  Unknown       Unknown

                                  Year ending September 30,
                                l996        l997        l998
                                ----        ----        ----

Oil production (bbls.)           --          --          --
Gas production (mcf)             --          --         1,210

Average Sales Price
   Oil                           --          $12.00      --
   Gas                           --           --        $1.95


Average production
cost per equivalent unit
of oil and gas                   --           --        $0.20

Wells Drilled:

   Oil                           --           --          --
   Gas                           --           --           2
   Dry                           --            2          --
   Total                         --            2           2

Type of Wells Drilled:

  Net productive exploratory     --           --         0.019
  Net dry exploratory (2)        --           --          --
  Net productive                 --           --          --
  Net dry development (2)        --           --          --

The Company is faced with strong competition from major oil and gas companies and other independent operators attempting to acquire prospective oil and gas leases and other mineral interests. Many companies and individuals are engaged in the oil and gas business and some are very large, well-established energy companies with substantial capabilities and established earnings records. The Company may be at a competitive disadvantage in acquiring oil and gas prospects since it must compete with these individuals and companies, many of which have greater financial resources and larger technical staffs. It is impossible to estimate the number of competitors; however, it is known that there are a large number of companies and individuals engaged in various phases of the oil and gas business.

The Company's business is not dependent on a single customer or a few customers and management does not believe that it will be in the foreseeable future since oil and gas purchasers are readily available in today's markets.

Oil and gas may be considered raw materials essential to the Company's business. The Company's search for oil and gas is concentrated in the continental United States. However, the acquisition, exploration, development, production and sale of oil and gas are subject to many factors which are outside the Company's control. These factors include worldwide and domestic economic conditions; oil import quotas; availability of drilling rigs, casing and other equipment and supplies; proximity to pipelines; the supply and price of other fuels; and the regulation of prices, production, transportation and marketing by Federal and state governmental authorities. The oil and gas industry has at times been faced with shortages in tubular steel, increased prices in used steel casing and a shortage of drilling rigs which have in the past delayed drilling activities by oil and gas operators in many instances. Pumping units and other wellhead equipment have also been in short supply from time to time.

The Company is engaged in a facet of exploiting natural resources. It is subject to various Federal, state and local laws and regulations regarding environmental and ecological matters. Hence, environmental laws may necessitate significant capital outlays, may materially affect the Company's earnings potential and could cause material changes in the Company's proposed business. At the present time, however, the existence of environmental laws has not materially hindered nor adversely affected the Company's business.

Working capital is needed in the oil and gas industry to finance the drilling and completion of wells, to acquire undeveloped leasehold interests, and to fund lease operating expenses and general and administrative expenses. At present, the Company is not generating sufficient revenue from operations to supply its current working capital requirements.

The Company has never been a party to any bankruptcy, receiver- ship, reorganization, readjustment or similar proceeding. No material changes have been made in the mode of conducting its business. Since the Company is engaged in the oil and gas business, it does not allocate funds to product research and development in the conventional sense. Backlog is not material to an understanding of the Company's business. The Company's business is not subject to renegotiation of profits or termination of contracts or subcontracts at the election of the federal government.


Telluric Survey Technology

The Electrotelluric Survey is capable of measuring extremely low frequency electromagnetic waves that pass naturally through the earth. These waves develop anomalies or disturbances as they pass through oil and gas deposits. The Electrotelluric Survey measures these waves across a range of low frequencies and records the anomalies, with each frequency corresponding to a certain depth.

Currently, the most widely accepted subsurface exploration technique is the three dimensional seismic survey which allows geologists to identify subterranean areas that display structures of a type that are traditionally indicative of potential hydrocarbon deposits. However, three dimensional seismic surveys do not detect hydrocarbon deposits, only structures that may or may not contain hydrocarbons. As a result, drilling is still required to determine the presence of commercial quantities of hydrocarbons.

Seismic surveys sends shockwaves through the earth, either from huge mechanized "thumpers" that pound the ground or from explosive charges placed in the earth. The resulting vibrations pass through different densities of rock and are measured with recording devices. Rock formations with certain densities (i.e. sandstone and limestone) are normally considered to be potential reservoirs of oil or gas.

However, the interpretation of data from seismic surveys can require weeks of computer-driven calculations. Even with computer analysis, the results are largely dependent on the subjective interpretations of the seismic operator. Dry holes can and do occur, even with the best three-dimensional seismic operators. Overall, a three dimensional seismic survey is an expensive, time consuming, labor intensive process.

In contrast, the Electrotelluric Survey equipment can be carried and operated by one person. The testing itself takes approximately five minutes per location. There is no disruptive pounding of the earth or underground explosions. Varying densities of the earth do not affect the survey, since the device does not measure vibrations but rather the natural, passive, extremely-low-frequency electromagnetic waves that pass through the earth. Off-site analysis is not necessary, since the survey discloses hydrocarbon deposits while still on the site. The survey results can be stored on a computer disk or printed on a strip chart in the field for immediate review.

The survey is normally consistent, but as with all weak radio signals the quality of the reception and the accuracy of the data generated by the Electrotelluric Survey may suffer during periods of decreased signal strength. Atmospheric conditions, magnetic or solar disturbances, power lines, terrestrial condition, and random radio frequencies may have an adverse effect on survey results. In addition, while the Electrotelluric survey can detect the presence of oil or gas deposits, it cannot determine the permeability of the formation where the oil or gas is located.

The Company's Electrotelluric Survey technology has not as yet gained wide spread acceptance in the oil and gas industry. The Company intends to utilize the Electrotelluric Survey for oil and gas exploration. At a later date the Company may also attempt to sublicense the Electrotelluric Survey to third parties for terms which have not yet been determined. The Company charges approximately $2,000.00 per day plus expenses per day for use of the Electrotelluric Survey.

The MSP acquisition agreement required the Company to issue additional shares of its common stock if the market price if the Company's common stock price fell below a certain price. During 1998, an additional 300,000 shares of common stock were issued to the former owners of MSP.

At the time of the Company's acquisition of MSP, the former owners of MSP entered into a license agreement with MSP pertaining to the Electrotelluric Survey. The license provided MSP with the worldwide exclusive right to determine the presence of oil or gas at specific well locations for third parties using the Electrotelluric Survey. The licensors retained the right to personally use the Electrotelluric Survey to provide services to third parties.

In November 1998 a dispute arouse between the Company and the licensors concerning the value of the consideration received by the former MSP shareholders and the resulting ability of the Company to sublicense the technology and to forego the payment of any royalties required by the terms of the licensing agreement. In February 1999, the Company commenced a legal proceeding against the licensors in the District Court of Jefferson County, Colorado seeking a determination that the value of the consideration received by the former MSP shareholders equaled or exceeded the amount required by the terms of the licensing agreement and as a result the Company had the right to sublicense the Electrotelluric Survey technology to third parties and to forego any future payment of royalties to the licensors. Following the commencement of this proceeding the District Court granted a preliminary injunction against the licensors, prohibiting the licensors from terminating the license agreement. The case has been settled through an arbitration hearing in June 1999 with the Company purchasing the patent for $1,500,000.00. The Company is required to make monthly payments of $20,000.00 commencing August 15, 1999 and the inventor was required to return 395,000 shares of company stock to the company. The license agreement stays in place with a right to the Company to use and sublicense the technology.


Item 2 - Management's Discussion and Analysis or Plan of Operation.

Liquidity and Capital Resources

At June 30 1999, the Company had current assets of $26,519 compared to current liabilities of approximately $812,455 resulting in working capital of ($731,966). The primary source of liquidity to the Company are sale of prospects or leases and of the provision of Electrotelluric Survey services through its subsidiary MSB technology.

The Company's l998 expenditures for the development and acquisition of oil and gas properties exceeded working capital generated by operations by approximately $748,265.

From time to time, the Company conducts drilling activities which require the use of cash to fund the Company's proportionate cost of these activities. Occasionally the Company is able to promote or farmout a prospect in which it owns an interest to another party who agrees to drill a well on behalf of the Company and the Company retains some percentage of the working interest on the prospect. While the Company must necessarily transfer a portion of its interest in the prospect to the party whom performs the drilling, the Company nevertheless is spared the expense of drilling and/or completing any wells on the prospect. The Company has committed during fiscal l999 to participate in the drilling of 3 wells in Natrona County, Wyoming for a total cost to the Company of approximately $0.

The Company may form partnerships and/or joint ventures to fund the costs of drilling and (if warranted) completing oil and gas wells.

Results of Operations              (See attached financials)

                                 Nine Months Ended        For the Years Ended
                                     June 30,              September 30,
                                -------------------      -------------------
                                  l999        1998        l998         l998
                                --------     --------    ---------  ---------
                                    (unaudited)
REVENUES
  Oil and gas sales             $ 63,981     $ 64,728    $ 205,103          0
  Telluric sales                 198,818      159,056      260,778    134,597
  Interest and other                 550       10,195       10,669     19,500
  Total Revenues                 263,349      233,979      540,531    154,097

COST AND EXPENSE
  Oil and gas production           8,947       12,361       46,628          0
  Oil and gas exploration        307,430      458,174      623,693     43,507
  Cost of Telluric sales         126,050      123,828      137,120    145,910
  General and administration     404,752      305,948      419,841    277,410
  Depreciation depletion         142,694       80,740      106,548     95,612
     and amortization
  Interest and other               5,442        1,193        6,549      5,474
  Total Costs and Expenses       995,315      982,244    1,340,379    567,913

NET LOSS                        (731,966)    $(748,265)  $(799,848)
$(413,816)

NET LOSS PER SHARE              $(0.18)      $(0.21)     $(0.22)     $(0.12)

WEIGHTED AVERAGE SHARES
     OUTSTANDING                4,146,065    3,638,238   3,638,238
3,517,129


Item 3 - Description of Property

  See Item 1 of this Registration Statement for information concerning the Company's oil and gas properties and rights to certain technology.

Item 4 - Security Ownership of Certain Beneficial Owners and Management

The following table sets forth the shareholdings of the Company's officers and directors and those persons who own more than 5% of the Company's $0.0l par value common stock, its only class of outstanding equity securities as of June 30, 1999. Unless otherwise specified, the shares owned reflect both record and beneficial ownership.

Name and Address of                  Number of           Percent
of Beneficial Owner                    Shares             Class
-------------------                  ---------           -------
Christian F. Murer                   1,331,409            36.3
_______________

George J. Kirn                         621,600            16.9
_______________

Ronald C. Turrell                       49,015             1.3
_______________

John Resing (1)                        395,000            10.8
_______________

All Officers and Directors
  as a Group (4 persons)             2,397,024            65.3

(1) These shares are to be transferred back to the Company as specified in the
Settlement Agreement dated October 2, 1999. For further information, please see the Settlement Agreement attached as an exhibit in this filing.

Item 5 - Directors, Executive Officers, Promoters and Control Persons of the Company

The following sets forth certain information concerning the officers and directors of the Company. Each director was elected for a one-year term, which expires at the next annual meeting of the Company's shareholders. All officers serve at the pleasure of the Company's Board of Directors.

Name                       Age                     Position
----                       ---                     --------
Christian F. Murer          68             President, Treasurer and a
Director
777 Washington Street
Denver, CO 80203

George J. Kirn              65             Vice President of Exploration,
4241 South Mobile Circle                   Secretary and a Director
Aurora, CO 80013

Ronald C. Turrell           58             Vice President of Engineering and
a
0484  338 Road                             Director
Parachute, CO 81635

John Resing                 53             Director
10307 NE 19th Place
Bellevue, WA 98004

Christian F. Murer is the Founder, President, C.E.O. and Chairman of Amalgamated Explorations, Inc. Mr. Murer has been an exploration geologist and consultant for the past 40 years. He is a graduate of the Colorado School of Mines where he received a degree in Geological Engineering in 1956. Mr. Murer has operated as an independent contractor in the oil and gas and mining exploration business and has experience in all phases of natural resource exploration and development in the Western United States. He holds numerous interests in oil and gas, minerals, and geothermal resources in Utah, Wyoming, New Mexico, Nevada, Colorado, Montana, and Oregon. Mr. Murer was credited with finding one of the largest uranium deposits in Utah and oil deposits still producing after 30 years. Recently, he joined with Denver-based Barrett Resources Corporation (NYSE symbol: "BRR") in the drilling of an oil and gas well at the Cave Gulch area in Wyoming. In May 1995 oil and gas sands were opened to the well-bore, producing 10.2 million cubic feet of gas and 102 barrels of condensate per day. The well was selected for the "Best of the Rockies" award for 1994 by Hart's Oil and Gas World Magazine -- a superior well that set a trend for other oil and gas companies to follow.

Mr. Kirn is Vice President of Amalgamated Explorations. As a graduate of the Colorado School of Mines, Mr. Kirn has more than 39 years experience as an exploration and development geologist in the oil and gas and minerals business. He has worked throughout the Rocky Mountain Region and parts of the mid-continent, including Texas, Alaska, and New Mexico. Mr. Kirn is knowledgeable in land acquisition, as well as in exploration and development techniques in oil and gas and continues to be active as a consultant. From 1960 to the present time, Mr. Kirn, has operated as an independent consulting geologist developing oil and gas prospects, doing subsurface geology, well site supervision, assembling lease blocks, selling drilling prospects, testifying before Oil and Gas Conservation Commissions in various states and testifying as an expert witness in arbitration hearings concerning oil and gas matters.

Mr. Turell serves as Amalgamated's Vice President of Engineering. Mr. Turell has 28 years of experience including a wide variety of operations and management assignments, providing a broad background in all phases of the oil and gas exploration/production business. Mr. Turell has a good background in, and is knowledgeable about the following topics: Exploration, lease assignments and filing, fee lease negotiation and acquisition; Drilling, AFE and budget estimates, drilling contracts, all drilling logistics; Completion site preparation, supervision and logistics, AFE estimates, and all engineering calculations, perforating; Workovers, reentry and deepening or re-completing, corroded casing, Plug and Abandon, Cement and squeeze zone, and dismantling production facility.

John H. Resing has been a Director of the Company since February 1999. Since 1985 Mr. Resing is also the President of Milestone Capital, a private consulting and venture capital firm.

John Jenkins was a Director of the Company from March 1999 to August 1999 and has resigned effective August 24, 1999. Mr. Jenkins is the president and chief executive officer of Tava Technologies, Inc., a publicly traded corporation Mr. Jenkins is also the president of Morgan Technical Ceramics, Inc.,

Mr. Resing was appointed a Director pursuant to the terms of a loan agreement between the Company and Mr. Resing. See Item 7 below.

Item 6 - Executive Compensation

The following executives: Christian F. Murer, George J. Kirn, and Ronald C. Turell have not received any compensation in any form during the past three fiscal years. However, the Company's Board of Directors may determine that compensation should be paid to the Company's officers depending upon the results of the Company's future operations.

Employment Agreements

The Company does not have any employment agreements with any of its executive officers.

Long Term Incentive Plans - Awards In Last Fiscal Year:  None.

Employee Pension, Profit Sharing or Other Retirement Plans: The Company does not have a defined benefit, pension plan, profit sharing or other retirement plan, although The Company may adopt one or more of such plans in the future.

Compensation of Directors

Standard Arrangements

At present The Company does not pay its directors for attending meetings of the Board of Directors, although The Company expects to adopt a director compensation policy in the future. The Company has no standard arrangement pursuant to which directors of the Company are compensated for any services provided as a director or for committee participation or special assignments.

Other Arrangements

In March 1999 the Company granted options to purchase 250,000 shares of common stock to John Resing, See "Stock Option Plans" below for information concerning these options.

Except as disclosed elsewhere in this registration statement no director of the Company received any form of compensation from the Company during the year ended September 30, 1998.

Stock Option Plans

The Company has an Incentive Stock Option Plan, a Non-Qualified Stock Option Plan and a Stock Bonus Plan. A summary description of each Plan follows. In some cases these Plans are collectively referred to as the "Plans".

Incentive Stock Option Plan

The Incentive Stock Option Plan authorizes the issuance of options to purchase up to 200,000 shares of the Company's Common Stock. The Incentive Stock Option Plan became effective on May 26, 1995 and will remain in effect for ten years unless terminated earlier by action of the Board. Only officers, directors and key employees of The Company may be granted options pursuant to the Incentive Stock Option Plan.

In order to qualify for incentive stock option treatment under the Internal Revenue Code, the following requirements must be complied with:

1. Options granted pursuant to the Plan must be exercised no later than:

  (a) The expiration of thirty (30) days after the date on which an option holder's employment by The Company is terminated.

  (b) The expiration of one year after the date on which an option holder's employment by The Company is terminated, if such termination is due to the employee's disability or death.

2. In the event of an option holder's death while in the employ of The Company, his legatees or distributees may exercise (prior to the option's expiration) the option as to any of the shares not previously exercised.

3. The total fair market value of the shares of Common Stock (determined at the time of the grant of the option) for which any employee may be granted options which are first exercisable in any calendar year may not exceed $100,000.

4. Options may not be exercised until one year following the date of grant. Options granted to an employee then owning more than ten percent (10%) of the Common Stock of the Company may not be exercisable by its terms after five years from the date of grant.

5. The purchase price per share of Common Stock purchasable under an option is determined by the Board of Directors but cannot be less than the fair market value of the Common Stock on the date of the grant of the option (or one hundred ten percent (110%) of the fair market value in the case of a person owning the Company's stock, which represents more than 10% of the total combined voting power of all classes of stock).

Non-Qualified Stock Option Plan

The Non-Qualified Stock Option Plan authorizes the issuance of options to purchase up to 300,000 shares of the Company's Common Stock. The Non-Qualified Stock Option Plan became effective on May 26, 1995. The Company's employees, directors, officers, consultants and advisors are eligible to be granted options pursuant to the Non-Qualified Stock Option Plan, provided however that bona fide services must be rendered by such consultants or advisors and such services must not be in connection with the offer or sale of securities in a capital-raising transaction. The option exercise price is determined by the Board of Directors.

Options granted pursuant to the Non-Qualified Stock Option Plan terminate on the date established by the Board of Directors when the option was granted.

Stock Bonus Plan

Up to 300,000 shares of Common Stock may be granted under the Stock Bonus Plan. Such shares may consist, in whole or in part, of authorized but unissued shares, or treasury shares. Under the Stock Bonus Plan, the Company's employees, directors, officers, consultants and advisors are eligible to receive a grant of the Company's hares; provided, however, that bona fide services must be rendered by consultants or advisors and such services must not be in connection with the offer or sale of securities in a capital-raising transaction.

Other Information Regarding the Plans

The Plans are administered by the Company's Board of Directors. The Board of Directors has the authority to interpret the provisions of the Plans and supervise the administration of the Plans. In addition, the Board of Directors is empowered to select those persons to whom options are to be granted, to determine the number of shares subject to each grant of an option and to determine when, and upon what conditions or options granted under the Plans will vest or otherwise be subject to forfeiture and cancellation.

In the discretion of the Board of Directors, any option granted pursuant to the Plans may include installment exercise terms such that the option becomes fully exercisable in a series of cumulating portions. The Board of Directors may also accelerate the date upon which any option (or any part of any options) is first exercisable. Any options granted pursuant to the Incentive Stock Option Plan or the Non-Qualified Stock Option Plan will be forfeited if the "vesting" schedule established by the Board of Directors at the time of the grant is not met. For this purpose, vesting means the period during which the employee must remain an employee of the Company or the period of time a non-employee must provide services to the Company. At the time an employee ceases working for the Company (or at the time a non-employee ceases to perform services for the Company), any options not fully vested will be forfeited and cancelled. In the discretion of the Board of Directors payment for the shares of Common Stock underlying options may be paid through the delivery of shares of The Company's Common Stock having an aggregate fair market value equal to the option price, provided such shares have been owned by the option holder for at least one year prior to such exercise. A combination of cash and shares of Common Stock may also be permitted at the discretion of the Board of Directors. Options are generally non-transferable except upon death of the option holder.

The Board of Directors of the Company may at any time, and from time to time, amend, terminate, or suspend one or more of the Plans in any manner it deems appropriate, provided that such amendment, termination or suspension cannot adversely affect rights or obligations with respect to shares or options previously granted.

The Plans are not qualified under Section 401(a) of the Internal Revenue Code, nor are they subject to any provisions of the Employee Retirement Income Security Act of 1974.

Summary

The following sets forth certain information as of April 30, 1999, concerning the stock options and stock bonuses granted by the Company. Each option represents the right to purchase one share of the Company's Common Stock.

                              Total        Shares        Shares     Remaining
                               Shares    Reserved for     Issued     Options/
                              Reserved    Outstanding    as Stock     Shares
Name of Plan                 Under Plan     Options        Bonus    Under
Plan
------------                 ----------    ---------      -------    --------
-
Incentive Stock Option Plan   200,000             0        25,000          0
Non-Qualified Stock Option    300,000       250,000        20,000     30,000
  Plan                                                       N/A
Stock Bonus Plan                                             N/A

Options Granted No options were granted to any officer or director during the fiscal year ending September 30, 1998.

The following tables set forth information concerning the options granted during the nine months ending June 30 1999 to the Company's officers and directors and the fiscal year-end value of all unexercised options (regard-less of when granted) held by these persons.


                                   % of Total
                                   Options
                     Number of    Granted to
                     Securities   Employees
                     Underlying   During Nine     Exercise
                     Options      Month           Price Per
Expiration
Name                 Granted (#)  Period          Share               Date
-----                -----------  -----------   ----------------    ---------
-
John Resing           250, 000       0         $2.50, $3.50, $4.50   3/2001

Option Exercises and Fiscal Year End Option Values

                                                  Number of
                                                  Securities        Value of
                                                  Underlying
Unexercised
                                                  Unexercised     In-the-
Money
                                                  Options/SARs
Options/SARs
                  Shares Acquired   Value         Exercisable/
Exercisable/
Name              on Exercise(#)    Realized ($)  Unexercisable
Unexercisable
-----             ---------------   ------------  -------------    ----------
-
--
                        --              --            -/-               -/-
                        --              --            -/-               -/-
                        --              --            -/-               -/-
                        --              --            -/-               -/-

Item 7. - Certain Relationships and Related Transactions

In February 1996, the Company acquired all of the issued and outstanding shares of Gold Basin Exploration, Inc. ("Gold Basin") in consideration for 2,347,109 shares of the Company's common stock. At the time of this acquisition Gold
Basin hold what are now the Company's interests in the Boone Dome and Cave
Gulch prospects.  In connection with the acquisition of Gold Basin, Christian
F. Murer and George Kirn, both of whom are officers and directors of the Company, were the principal shareholders of Gold Basin and received 1,332,409 and 621,600 shares, respectively, of the Company's common stock in exchange for their shares in Gold Basin.

In February 1999 the Company entered into an agreement with John Reising, an officer and director and a trust controlled by John Resing (collectively the "Lenders") whereby the Lenders agreed to loan the Company up to $450,000 to be used by the Company for purposes agreed to by the Lenders. As part of this agreement, the Company agreed to issue to the Lenders warrants to purchase one share of the Company's common stock for each $2 advanced to the Company. The warrants have an exercise price of $0.50 per share and can be exercised at any time prior to December 31, 2000. The Company also agreed to appoint John Resing to the Company's Board of Directors.

Item 8. - Description of Securities

Common Stock

The Company is authorized to issue 50,000,000 shares of Common Stock, (the
"Common Stock"). Holders of Common Stock are each entitled to cast one vote for each share held of record on all matters presented to shareholders.
Cumulative voting is not allowed; hence, the holders of a majority of the outstanding Common Stock can elect all directors.

Holders of Common Stock are entitled to receive such dividends as may be declared by the Board of Directors out of funds legally available therefor and, in the event of liquidation, to share pro rata in any distribution of the
Company's assets after payment of liabilities. The board is not obligated to declare a dividend. It is not anticipated that dividends will be paid in the foreseeable future.

Holders of Common Stock do not have preemptive rights to subscribe to additional shares if issued by the Company. There are no conversion, redemption, sinking fund or similar provisions regarding the Common Stock.
All of the outstanding shares of Common Stock are fully paid and nonassessable and all of the shares of Common Stock offered as a component of the Units will be, upon issuance, fully paid and non-assessable.

Preferred Stock

The Company is authorized to issue up to 2,000,000 shares of Preferred Stock.
The Company's Articles of Incorporation provide that the Board of Directors has the authority to divide the Preferred Stock into series and, within the limitations provided by Colorado statute, to fix by resolution the voting power, designations, preferences, and relative participation, special rights, and the qualifications, limitations or restrictions of the shares of any series so established. As the Board of Directors has authority to establish the terms of, and to issue, the Preferred Stock without shareholder approval, the Preferred Stock could be issued to defend against any attempted takeover of the Company.


PART II

Item 1 - Market for Company's Common Stock and Related Security Holder
Matters

The common stock of the Company trades on the OTC Bulletin Board. The following table sets forth the high and low bid prices for the Company's common stock for each quarter for the periods indicated. The bid prices represent prices between dealers, do not include retail markups, markdowns, or commissions, and may not represent actual transactions.

                                      Bid Price (l)
                                 ----------------------
                                 High               Low
                                 ----               ----
    Quarter Ending 09/30/97       9 1/4             5
    Quarter Ending 12/31/97       5                 3
    Quarter Ending 03/31/98       4                 3 1/2
    Quarter Ending 06/30/98       4 1/8             3
    Quarter Ending 09/30/98       3 1/8             2
    Quarter Ending 12/31/98       2 3/4             2
    Quarter Ending 03/31/99       3 1/8             1 9/16
    Quarter Ending 06/30/99       2 3/4               9/16


Holders of common stock are entitled to receive such dividends as may be declared legally by the Board of Directors. The Company has not paid any dividends on its common stock and does not anticipate paying any dividends in the foreseeable future.

As of June 30, 1999 there were approximately 495 record holders of the Company's Common Stock.

Item 2 - Legal Proceedings

In November 1998 a dispute arouse between the Company and the licensors concerning the value of the consideration received by the former MSP shareholders and the resulting ability of the Company to sublicense the technology and to forego the payment of any royalties required by the terms of the licensing agreement. In February 1999, the Company commenced a legal proceeding against the licensors in the District Court of Jefferson County, Colorado seeking a determination that the value of the consideration received by the former MSP shareholders equaled or exceeded the amount required by the terms of the licensing agreement and as a result the Company had the right to sublicense the Electrotelluric Survey technology to third parties and to forego any future payment of royalties to the licensors. Following the commencement of this proceeding the District Court granted a preliminary injunction against the licensors, prohibiting the licensors from terminating the License Agreement. Subsequently, the case has been settled at an arbitration hearing in June 1999 with the company purchasing the Patent for the Electrotelluric technology for $1,500,000.00 in monthly payments of $20,000.00 commencing August 15, 1999 and the inventor returning 395,000 shares of Company stock to the company. The License Agreement stays in place with a right to the company to use and sublicense the technology.

YEAR 2000

Many currently installed computer systems and software products are coded to accept only two digit entries in the date code field. These systems and software products will need to accept four digit entries to distinguish 21st century dates from 20th century dates. As a result, computer systems and/or software used by many companies may need to be upgraded to comply with such year 2000 requirements or risk system failure or miscalculations, potentially causing disruptions of normal business activities. The Company relies on computers, systems and applications to operate and monitor certain aspects of its business. Certain of the Company's computers and computing systems have not been upgraded to year 2000 compliant equipment. In addition, failure of the Company's third party service providers and vendors to adequately address the problems relating to the year 2000 could materially disrupt the Company's operations. Accordingly, the change to the year 2000, could have a material adverse effect on the Company's business, results of operations and financial condition.

Item 3 - Changes in and Disagreements with Accountants

 Not Applicable

Item 4 - Recent Sales of Unregistered Securities

The following is a listing of all unregistered securities issued or sold by the Company since May 1996 to June 30, 1999

Date      Name or
of Sale   Identity of Purchaser   Shares Issued   Consideration
-------   ---------------------   -------------   -------------
5-96      Former shareholders     2,347,109       All outstanding
          of Gold Basin                           shares of Gold
          Exploration, Inc.                       Basin Exploration, Inc.
5-96      Chris Van Duyne            50,000       Services rendered
6-96      Ten investors              13,530       Services rendered
8-96      Two investors             500,000       $50,000.00
11-96     Former shareholders of
          MSP Technologies, Inc.    600,000       Stock of MSP
                                                  Technologies,Inc.
2-97      37 Investors              402,652        $1,000,000
5-97      Three investors             6,000           $15,000
12-97     IPO Consultants, Inc.     180,000(1)         $1,800

   (1) The shares issued to IPO Consultants are original options.

Item 5 - Indemnification of Directors and Officers

  The Colorado Business Corporation Act and the Company's Bylaws authorize indemnification of a director, officer, employee or agent of the Company against expenses incurred by him in connection with any action, suit, or proceeding to which he is named a party by reason of his having acted or served in such capacity, except for liabilities arising from his own misconduct or negligence in performance of his duty. In addition, even a director, officer, employee, or agent of the Company who was found liable for misconduct or negligence in the performance of his duty may obtain such indemnification if, in view of all the circumstances in the case, a court of competent jurisdiction determines such person is fairly and reasonably entitled to indemnification. Insofar as indemnification for liabilities arising under the Securities
Act of 1933 may be permitted to directors, officers, or persons controlling
The Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Securities and Exchange Commission, such indemni-fication is against public policy as expressed in the Act and is therefore unenforceable.

PART III.
Item 1. Index to Exhibits

The following exhibits are filed as part of this Registration Statement:

Exhibit
Number                                Description
-------     ----------------------------------------------------------
2.1         Acquisition Agreement and Plan of Reorganization Agreement with
            Amalgamated Exploration, Inc. and Gold Basin Explorations, Inc.
            dated February 12, 1996.

2.2 Acquisition Agreement between Amalgamated Explorations, Inc. and John R. Jackson dated November 13, 1996.

3.1(a)      Articles of Incorporation.

3.1(b)      Certificate of Amendment to Articles of Incorporation filed
            April 29, 1997.

3.2         Amended and Restated By-laws.

10.1 License Agreement between John R. Jackson, Andres M. Arismendi, and MSP, Technologies, Inc. dated November 13, 1996.

10.2        Settlement Agreement with Inventor of Electrotelluric Survey

10.3 Loan Agreement between John H. Resing and Amalgamated Explorations, Inc. dated February 15, 1999.

13.         Combined audited and interim unaudited financial statements

21          Subsidiaries of the Registrant

24          Power of Attorney

 * Summaries of all exhibits contained within this Registration Statement are modified in their entirety by reference to these exhibits.

Item 2 - Description of Exhibits

SIGNATURES
  In accordance with Section l2 (d) of the Securities Exchange Act of l934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: November 3, 1999


        AMALGAMATED EXPLORATIONS, INC.

        By: /S/
            ---------------------------
         Christian F. Murer, President
         Treasurer and a Director


        By

         Principal Financial Officer and Chief Accounting Officer

        By
       George F. Kirn, Vice President
       of Exploration, Secretary and a Director

         By
       Ronald C. Turrell, Vice President
       of Engineering and a Director

By
      John Resing, Director